Exhibit 3.14 Certificate of Termination (of Previously Designated Preferred Stock)
STATE OF DELAWARE
CERTIFICATE OF ELIMINATION
(OF PREVIOUSLY DESIGNATED PREFERRED STOCK)
The Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST: That by Unanimous Consensus the Board of Directors of Veridien Corporation duly adopted resolutions for the elimination of previously designated series of preferred stock, pursuant to Section 151(g) of the Delaware General Corporation Law, as follows:
WHEREAS, as a result of the 2006 Plan of Financial Reorganization and Recapitalization there are no further shares of the “10% Cumulative Convertible Preferred Stock”, designated on April 3, 1995 (for which the Certificate of Designation was filed on May 16, 1995) or of the “Series B Convertible Preferred Stock” designated on September 11, 1998 (for which a Certificate of Designation was filed on September 14, 1998) outstanding;
RESOLVED, that there are no shares of either series outstanding, none will be issued subject to the certificates of designation previously filed with respect to such series, and that the shares of preferred stock so previously designated are to be returned to the status of authorized and unissued shares, with no reduction in the capital of the Corporation; and
RESOLVED FURTHER, that a Certificate of Elimination be filed with the Delaware Secretary of State effecting the elimination of such series as permitted by Section 151(g) of the Delaware General Corporation Law.
IN WITNESSS WHEREOF, said Corporation has caused this Certificate of Elimination to be signed this 14 day of June, 2007.

VERIDIEN CORPORATION

By:	/s/ Sheldon C. Fenton

Authorized Officer

Name:	Sheldon C. Fenton
Title:	President & C.E.O.